Exhibit 99.1

NorZinc Welcomes Gary Sugar and Stephen Flewelling to its Board of Directors

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 18, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") is pleased to announce the appointment of Gary Sugar and Stephen Flewelling to the Company's Board of Directors, effective today.

John Warwick, Chairman, NorZinc stated "The Board welcomes the appointment of Gary Sugar and Stephen Flewelling we look forward to the input their considerable experience will bring to NorZinc."

Gary Sugar has an extensive career in the investment banking industry. He served for more than 30 years with RBC Capital Markets, including 24 years as a Managing Director. While at RBC, Gary led numerous equity and debt offerings, advised on merger and acquisition transactions for a wide range of Canadian and international mining companies and provided on-going oversight of corporate banking relationships. Prior to his career in investment banking, he held various roles in the mining industry ranging from field geologist to corporate development. Gary recently served as a director of Osisko Mining Corporation, Stillwater Mining Company, and Romarco Minerals Inc., and currently serves as a director of Seabridge Gold Inc. Gary holds a BSc in Geology and an MBA, both from the University of Toronto.

Stephen Flewelling has more than 30 years of worldwide mining executive experience including exploration, feasibility planning, project development, construction and operations experience and is currently the Chief Development Officer at Noront Resources. Before joining Noront, Stephen was Senior Vice President, Projects & Exploration at Glencore/Xstrata Nickel with responsibility for the company's project pipeline including worldwide exploration and project development as well as the company's business performance improvement and technical services programs. Stephen has also held numerous senior positions at Glencore/Xstrata and predecessor companies, including the role of President at Falcondo, a laterite mining and ferronickel smelting facility in the Dominican Republic and Senior Vice President of Projects and Engineering for Falconbridge Limited. Stephen is a graduate of the Engineering program at Queens University. Stephen Flewelling is a nominee of RCF VI CAD LLC ("RCF"), an affiliate of Resource Capital Fund VI L.P., pursuant to the nomination rights granted to RCF in the Investor Agreement between the Company and RCF.

Dave Nickerson and Malcolm Swallow have agreed to retire from the Board to facilitate the new appointments. Commenting on the departing directors, Mr. Warwick added, "The Board sincerely  thank both Dave Nickerson and Malcolm Swallow for their valuable advice and contribution during their tenure as directors. Dave Nickerson has been a director of NorZinc and its predecessor companies since 2004 and has provided invaluable insights to the permitting process in Canada's north from his home base in Yellowknife. Malcolm Swallow has been a director since 2016, and between 2001 and 2003 when he also served as President. This unique dual perspective made Malcolm's input always appreciated by the Board."

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories. The Company also owns an extensive land package in Newfoundland that it is exploring for zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:30e 18-NOV-19